Exhibit 99.2

INTRODUCTION

The Toronto-Dominion Bank (the Bank) produces quarterly and annual reports, which are submitted to the U.S. Securities and Exchange Commission (SEC) under Form 6-K and Form 40-F, respectively, and which are incorporated by reference into registration statements of the Bank relating to offerings of securities. These reports are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). SEC regulations require certain additional disclosures to be included in such registration statements reconciling financial information in the reports from Canadian GAAP to U.S. generally accepted accounting principles (U.S. GAAP). This additional disclosure is contained in this document for the six months ended April 30, 2010 and should be read in conjunction with the Bank’s Reports to Shareholders for the quarters ended April 30, 2010 and January 31, 2010 and the 2009 Annual Report on Form 40-F.

ADDITIONAL NOTE TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED APRIL 30, 2010
(UNAUDITED)

RECONCILIATION OF CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The accounting principles followed by the Bank, including the accounting requirements of the Office of the Superintendent of Financial Institutions Canada, conform with Canadian GAAP. Significant differences between Canadian GAAP and U.S. GAAP are described in the Bank’s 2009 Annual Report on Form 40-F filed with the SEC. This additional note updates that disclosure for the six months ended April 30, 2010. The impact of the GAAP differences for the six months ended April 30, 2010 are detailed below.

Net Income
(millions of Canadian dollars)	For the six months ended
	April 30	April 30
	20101	20091,2
Net income attributable to the Bank based on Canadian GAAP	$2,473	$1,198
Employee future benefits	(7)	14
Derivative instruments and hedging activities	(800)	1,612
Liabilities and equity	13	47
Net securities losses3 (Note g)	(20)	(255)
Insurance Income (Note k)	38	-
Other income	69	51
Provision for credit losses	18	209
Income taxes and net change in income taxes due to the above items (Note l)	331	(545)
Net income based on U.S. GAAP	2,115	2,331
Less: Additional net income attributable to non-controlling interest based on U.S. GAAP	-	34
Net income attributable to the Bank based on U.S. GAAP	$2,115	$2,297
Less: Preferred dividends	110	83
Net income attributable to the Bank’s common shareholders based on U.S. GAAP	$2,005	$2,214
Average number of common shares outstanding (millions)
Basic - U.S. GAAP/Canadian GAAP	861.5	840.6
Diluted - U.S. GAAP/Canadian GAAP	866.7	841.9
Basic earnings per share - U.S. GAAP	$2.33	$2.63
- Canadian GAAP	2.76	1.34
Diluted earnings per share - U.S. GAAP	$2.31	2.63
- Canadian GAAP	2.74	1.34
1
For the six months ended April 30, 2010, the effect of U.S. GAAP adjustments to the Canadian GAAP Interim Consolidated Statement of Income is as follows: $619 million decrease to net interest income (2009 - $96 million decrease), $9 million decrease to other income (2009 - $1,547 million increase), and $272 million decrease to non-interest expense (2009 - $352 million increase).

2
Certain comparative amounts are presented after adjustments resulting from adoption of the 2009 financial instruments amendments, as described in Note 1 to the Bank’s Canadian GAAP Interim Consolidated Financial Statements within the Q2 2010 Report to Shareholders.

3
Net securities losses for the 6 months ended April 30, 2010 include credit losses of $62 million (consisting of $101 million of unrealized losses, net of $39  million recognized in other comprehensive income) and realized securities gains of $42 million.

Interim Consolidated Statement of Comprehensive Income
(millions of Canadian dollars)	For the six months ended
	April 30 2010			April 30 2009
	Canadian GAAP	Adjust- ments	U.S. GAAP	U.S. GAAP
Net income attributable to the Bank	$2,473	(358)	$2,115	$2,297
Other comprehensive income (loss), net of income taxes
Change in unrealized gains (losses) on available-for-sale securities, net of hedging activities 1	(3)	66	63	125
Reclassification to earnings of net losses (gains) in respect of available-for-sale securities 2	(3)	-	(3)	167
Net change in unrealized foreign currency translation gains (losses) on investments in subsidiaries, net of hedging activities 3,4	(1,525)	(41)	(1,566)	3,077
Change in net gains (losses) on derivative instruments designated as cash flow hedges 5	(84)	720	636	832
Reclassification to earnings of gains on cash flow hedges 6	(581)	-	(581)	(539)
Pension liability adjustment 7	-	(3)	(3)	(34)
Other comprehensive income (loss), net of tax	(2,196)	742	(1,454)	3,628
Comprehensive income attributable to the Bank	277	384	661	5,925
Add: Comprehensive income attributable to non-controlling interest	53	-	53	90
Total comprehensive income	$330	$384	$714	$6,015
1	Net of income tax provison (benefit) of $92 million (April 30, 2009 - $(156) million).
2	Net of income tax provison (benefit) of $nil million (April 30, 2009 - $(72) million).
3	Net of income tax provison of $367 million (April 30, 2009 - $125 million).
4	ncludes $997 million (April 30, 2009 - $109 million) of after-tax gains arising from hedges of the Bank’s investment in foreign operations.
5	Net of income tax provison of $314 million (April 30, 2009 - $386 million).
6	Net of income tax provison of $269 million (April 30, 2009 - $233 million).
7	Net of income tax provison of $20 million (April 30, 2009 - $28 million).

Condensed Interim Consolidated Balance Sheet
(millions of Canadian dollars)						As at
			April 30, 2010			October 31, 2009
	Canadian GAAP	Adjust- ments	U.S. GAAP	Canadian GAAP	Adjust- ments	U.S. GAAP
Assets
Cash	$2,629	-	$2,629	$2,414	$ -	$2,414
Interest-bearing deposits with banks	22,043	(3,478)	18,565	19,103	(3,333)	15,770
Securities
Trading	55,185	529	55,714	51,084	-	51,084
Designated as trading under the fair value option	2,614	-	2,614	3,236	-	3,236
Available-for-sale	95,307	15,526	110,833	84,841	18,248	103,089
Held-to-maturity	8,967	(8,434)	533	9,662	(9,229)	433
Securities purchased under reverse repurchase agreements	42,292	-	42,292	32,948	-	32,948
Loans
Residential mortgages	64,394	(437)	63,957	65,665	(612)	65,053
Consumer installment and other personal	97,891	-	97,891	94,357	-	94,357
Credit card	8,539	-	8,539	8,152	-	8,152
Business and government	76,517	(5)	76,512	75,966	19	75,985
Business and government designated as trading under the fair value option	138	-	138	210	-	210
Debt securities classified as loans	8,840	(8,840)	-	11,146	(11,146)	-
	256,319	(9,282)	247,037	255,496	(11,739)	243,757
Allowance for loan losses	(2,318)	295	(2,023)	(2,368)	288	(2,080)
Loans (net)	254,001	(8,987)	245,014	253,128	(11,451)	241,677
Investment in TD Ameritrade	5,298	-	5,298	5,465	-	5,465
Derivatives	41,764	(33,956)	7,808	49,445	(39,456)	9,989
Goodwill	14,280	21	14,301	15,015	(82)	14,933
Other intangibles	2,287	(8)	2,279	2,546	-	2,546
Other assets	27,238	7,039	34,277	28,332	6,260	34,592
Total assets	$573,905	$(31,748)	$542,157	$577,219	$(39,043)	$518,176
Liabilities
Deposits	404,492	(3,067)	401,425	$391,034	$(3,465)	$387,569
Derivatives	44,521	(34,032)	10,489	48,152	(39,407)	8,745
Other liabilities	72,099	6,056	78,155	63,926	4,899	68,825
Subordinated notes and debentures	12,328	-	12,328	12,383	-	12,383
Liabilities for preferred shares	550	(550)	-	550	(550)	-
Liabilities for capital trust securities	-	-	-	895	(895)	-
Total liabilities	533,990	(31,593)	502,397	516,940	(39,418)	477,522
Equity
Bank shareholders’equity
Common shares	16,003	39	16,042	15,357	39	15,396
Preferred shares	3,394	550	3,944	3,395	550	3,945
Contributed surplus	252	(6)	246	321	-	321
Retained earnings (Note b)	19,956	47	20,003	18,632	417	19,049
Accumulated other comprehensive income
Net unrealized gain on available-for-sale securities, net of hedging activities1	733	526	1,259	739	460	1,199
Net unrealized foreign currency translation loss on investments in subsidiaries, net of hedging activities	(3,064)	(34)	(3,098)	(1,539)	7	(1,532)
Net gain on derivatives designated as cash flow hedges	1,150	(641)	509	1,815	(1,360)	455
Pension liability adjustment	-	(636)	(636)	-	(633)	(633)
Total accumulated other comprehensive income	(1,181)	(785)	(1,966)	1,015	(1,526)	(511)
Total Bank shareholders’ equity	38,424	(155)	38,269	38,720	(520)	38,200
Non-controlling interests	1,491	-	1,491	1,559	895	2,454
Total equity	39,915	(155)	39,760	40,279	375	40,654
Total liabilities and equity	573,905	(31,748)	542,157	$577,219	$(39,043)	$518,176
1	Includes $65 million of the non-credit component of other-than-temporary impairment related to available-for-sale debt securities.

Interim Consolidated Statement of Cash Flows
(millions of Canadian dollars)				For the six months ended
			April 30 2010			April 30 20091
	Canadian GAAP	Adjust- ments	U.S. GAAP	Canadian GAAP	Adjust- ments	U.S. GAAP
Cash flows from (used in) operating activities
Net income attributable to the Bank	$2,473	$(358)	$2,115	$1,198	$1,099	$2,297
Adjustments to determine net cash flows from (used in) operating activities:
Provision for credit losses	882	(18)	864	1,402	(209)	1,193
Restructuring costs	17	-	17	27	-	27
Depreciation	275	-	275	278	-	278
Amortization of other intangibles	298	-	298	344	-	344
Net securities losses (gains)	(64)	20	(44)	373	255	628
Net gain on securitizations	(170)	-	(170)	(181)	-	(181)
Equity in net income of an associated company	(116)	-	(116)	(152)	-	(152)
Non-controlling interests	53	-	53	56	34	90
Future income taxes	2	(331)	(329)	(43)	545	502
Changes in operating assets and liabilities
Current income taxes receivable and payable	(116)	-	(116)	1,186	-	1,186
Interest receivable and payable	(48)	-	(48)	215	-	215
Trading securities	(3,479)	-	(3,479)	(601)	-	(601)
Derivative assets	7,681	(5,499)	2,182	8,949	(5,246)	3,703
Derivative liabilities	(3,631)	5,375	1,744	(5,372)	7,222	1,850
Other	(2,077)	824	(1,253)	3,712	(3,687)	25
Net cash from operating activities	1,980	13	1,993	11,391	13	11,404
Cash flows from (used in) financing activities
Change in deposits	10,158	-	10,158	25,240	-	25,240
Change in securities sold under repurchase agreements	7,010	-	7,010	(13,987)	-	(13,987)
Change in securities sold short	3,287	-	3,287	(4,716)	-	(4,716)
Repayment of subordinated notes and debentures	-	-	-	(18)	-	(18)
Liability for preferred shares and capital trust securities	(895)	-	(895)	6	-	6
Translation adjustment on subordinated notes and debentures issued in a foreign currency and other	(55)	-	(55)	47	-	47
Common shares issued	309	-	309	1,384	-	1,384
Treasury shares acquired for trading securities	(10)	-	(10)	-	-	-
Dividends paid	(891)	(13)	(904)	(896)	(13)	(909)
Net proceeds from issuance of preferred shares	-	-	-	1,497	-	1,497
Net cash from financing activities	18,913	(13)	18,900	8,557	(13)	8,544
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	(2,940)	-	(2,940)	1,985	-	1,985
Activity in available-for-sale, held-to-maturity securities:
Purchases	(40,584)	-	(40,584)	(49,082)	-	(49,082)
Proceeds from maturities	18,167	-	18,167	11,892	-	11,892
Proceeds from sales	13,148	-	13,148	16,236	-	16,236
Net change in loans, net of securitizations	(6,790)	-	(6,790)	(26,741)	-	(26,741)
Proceeds from loan securitizations	6,919	-	6,919	14,858	-	14,858
Net purchases of premises and equipment	(59)	-	(59)	(586)	-	(586)
Securities purchased under reverse repurchase agreements	(9,344)	-	(9,344)	11,614	-	11,614
Net cash acquired from acquisitions	899	-	899	-	-	-
Net cash used in investing activities	(20,584)	-	(20,584)	(19,824)	-	(19,824)
Effect of exchange rate changes on cash on cash equivalents	(94)	-	(94)	(15)	-	(15)
Net increase (decrease) in cash and cash equivalents	215	-	215	109	-	109
Impact due to reporting-period alignment of U.S. entities	-	-	-	(189)	-	(189)
Cash and cash equivalents at beginning of period	2,414	-	2,414	2,517	-	2,517
Cash and cash equivalents at end of period, represented by cash and due from banks	$2,629	-	$2,629	$2,437	-	$2,437
Supplementary disclosure of cash flow information:
Amount of interest paid during the period	3,091	-	3,091	$5,143	-	$ 5,143
Amount of income taxes paid during the period	768	-	768	(878)	-	(878)
1
Certain comparative amounts are presented after adjustments resulting from adoption of the 2009 financial instruments amendments, as described in Note 1 to the Bank’s Canadian GAAP InterimConsolidated Financial Statements within the Q2 2010 Report to Shareholders.

Certain comparative amounts have also been reclassified to conform to the current period’s presentation.

SIGNIFICANT ACCOUNTING POLICY DIFFERENCES BETWEEN CANADIAN AND U.S. GAAP
The following note disclosures contain Financial Accounting Standards Board (FASB) Statement No. 168 The FASB Accounting Standards Codification references. The Codification is the new single source of authoritative U.S. GAAP (ASC refers to Accounting Standards Codification).

U.S. GAAP DISCLOSURES PRESENTED ON A U.S. GAAP BASIS
The following disclosures are presented on a U.S. GAAP basis to meet additional U.S. GAAP disclosure requirements.

(a) BUSINESS COMBINATIONS
Effective November 1, 2009, the Bank prospectively adopted FASB Statement (SFAS) No. 141 (revised) Business Combinations (ASC 805-10), which retains the fundamental concepts of SFAS No. 141 and requires the purchase method of accounting and identification of an acquirer for all business combinations. One of the differences as a result of adoption of this standard relates to acquisition and restructuring costs. Under U.S. GAAP, such costs are generally expensed when incurred while Canadian GAAP requires such costs to be capitalized as part of the purchase consideration. Please refer to Note 6 of the Bank’s Canadian GAAP Interim Financial Statements within the Q2 2010 Report to Shareholders for disclosure of the acquisition made during the six months ended April 30, 2010. The adoption of this standard did not have a material impact on the financial position or earnings of the Bank.

(b) NON-CONTROLLING INTEREST
Effective November 1, 2009, the Bank adopted SFAS No. 160 Non-controlling Interests (SFAS 160/ASC 810-10-45-15), which establishes requirements for the accounting and reporting of non-controlling interests in subsidiaries and changes in ownership of subsidiaries.
The standard requires that the equity interest of non-controlling shareholders and other equity holders in subsidiaries to be presented as a separate item within the Bank’s shareholders’ equity. After the initial adoption, upon a loss in control in a subsidiary, any retained non-controlling investment in the former subsidiary must be measured at fair value on the date of deconsolidation with a gain or loss to be recognized in income. After control is obtained, a change in ownership interests that does not result in a loss of control should be accounted for as an equity transaction.
Under Canadian GAAP, non-controlling interests are presented in between liabilities and shareholders’ equity in the Interim Consolidated Balance Sheet. Upon a loss in control in a subsidiary, any retained interest is remeasured based on an allocation from the previous carrying amount. Any ownership increase in a subsidiary already consolidated by the Bank is accounted for as a step acquisition. During the six-months ended April 30, 2010, the Bank had transactions with its non-controlling interest, which had an immaterial impact to the Bank’s equity. The adoption of this standard did not have a material impact on the financial position or earnings of the Bank.
The following table provides a reconciliation of the beginning and ending balance of the shareholders’ equity attributable to the non-controlling interest for the period:

Non-controlling interest
(millions of Canadian dollars)				For the six months ended
			April 30 2010			April 30 2009
	Canadian GAAP	Adjust- ments	U.S. GAAP	Canadian GAAP	Adjust- ments	U.S. GAAP
Balance at the beginning of the period1	$1,559	$895	$2,454	$1,560	$894	$2,454
Net income attributable to non-controlling interest	53	-	53	53	34	87
Ownership increase or decrease in subsidiaries and redemption of shares from non-controlling interest1	(28)	(895)	(923)	8	6	14
Foreign exchange and other adjustments	(93)	-	(93)	-	(34)	(34)
Balance at the end of the period	$1,491	-	$1,491	$1,621	$900	$2,521
1
Under Canadian GAAP, certain innovative capital structures are classified as liabilities and their corresponding distributions are recorded as interest expense. However, under U.S. GAAP these structures are considered non-controlling interest. On December 31, 2009, one of these innovative structures redeemed all outstanding units, thus removing the related Canadian to U.S. GAAP adjustment.

(c) FAIR VALUE MEASUREMENTS FOR NON-FINANCIAL ASSETS
Effective November 1, 2009, the Bank adopted the remaining provision of SFAS No.157, Fair Value Measurements (SFAS 157/ ASC 820-10-35-37 to 35-55) that primarily impacts the Bank by requiring additional disclosures about its fair value measurements related to non-financial assets and liabilities. Similar to the guidance provided for financial assets and liabilities, the remaining provision of SFAS 157 (ASC 820-10-35-37 to 35-55) defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e. exit price) in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value. The standard also establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. Please refer to Note 8 to the Bank’s Canadian GAAP Interim Consolidated Financial Statements within the Q2 2010 Report to Shareholders for additional discussions on the definition of Level 1, 2 and 3 within the fair value hierarchy. Non-financial assets and liabilities are normally carried at cost and fair value measurements would only be applicable on a non-recurring basis that is, the assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances. The adoption of the remaining provision of SFAS 157 (ASC 820-10-35-37 to 35-55) did not have a material impact on the financial position or earnings of the Bank.
For the six months ended April 30, 2010, certain foreclosed assets were classified as held for sale. The carrying value for these assets is the lower of cost or fair value less cost to sell. Fair value for these assets is determined using third party appraisals. Management applies judgment in the selection of the valuation methodology.
For the six months ended April 30, 2010, certain non-financial assets were acquired as part of a business combination and asset acquisition. Please refer to Note 6 to the Bank’s Canadian GAAP Interim Financial Statements within the Q2 2010 Report to Shareholders for disclosure of the acquisition made during the six months ended April 30, 2010. Fair value for these assets is determined using valuation techniques, including discounted cash flows as well as third party appraisals. The Bank applies judgment in the selection of the valuation methodology and the various inputs to the calculation.
The following table presents as at April 30, the level within the fair value hierarchy for non-financial assets measured at fair value on a non-recurring basis and the total losses recorded in the Interim Consolidated Statement of Income for these assets and liabilities for the six months ended April 30:

(millions of Canadian dollars)
April 30, 2010
	Level 1	Level 2	Level 3	Loss1
Non-financial assets:
Assets held for sale	$-	$61	$-	$1
Non-financial assets acquired in a business combination/asset acquisition	-	-	422	-
Total non-financial assets measured at fair value on a non-recurring basis	$-	$61	$422	$1
1	Loss represents the additional decrease in fair value after the initial classification as assets held for sale.

(d) FAIR VALUE MEASUREMENTS FOR FINANCIAL ASSETS AND LIABILITIES MEASURED ON A NON-RECURRING BASIS
Certain financial assets are measured at fair value on a non-recurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment or when assets are measured at the lower of cost or market (LOCOM)).
For the six months ended April 30, 2010, certain equity securities carried at cost that do not have quoted market prices and certain investments accounted for using the equity method were written down to fair value through the Interim Consolidated Statement of Income to reflect other-than-temporary impairment. Fair value for these equity instruments is determined using valuation techniques, including discounted cash flows and a multiple of earnings before taxes, depreciation and amortization. Management applies judgment in the selection of the valuation methodology and the various inputs to the calculation.
Loans held for sale are measured at LOCOM. For the six months ended April 30, 2010, certain loans held for sale were recorded at fair value as fair value was lower than their amortized cost. Fair value for these loans is determined using broker quotes where available. These inputs are usually Level 2 inputs. Where broker quotes are not available or reliable, the fair value of loans held for sale is determined using quoted prices for comparable assets, adjusted for specific attributes of that loan. If the specific attributes of the loan are unobservable in the market and are significant to the overall valuation of the loan, the instrument is classified in Level 3 of the fair value hierarchy.
For the six months ended April 30, 2010, certain short-term financial assets and loans were acquired as part of a business combination. For short-term financial assets, fair value is considered to equal the carrying value. The fair value of loans is determined using valuation techniques, including discounting the expected cash flows at market interest rates for loans with similar credit risks. Management applies judgment in the selection of the valuation methodology and the various inputs to the calculation.
The following table presents as at April 30, 2010, the level within the fair value hierarchy for each of the financial assets measured at fair value on a non-recurring basis and the total losses recorded in the Interim Consolidated Statement of Income for these assets for the six months ended April 30, 2010:

(millions of Canadian dollars)
April 30, 2010
	Level 1	Level 2	Level 3	Loss1
Loans held for sale	$-	$272	$7	$2
Equity securities carried at cost	-	-	12	2
Financial assets acquired as part of a business combination	-	-	2,393	-
Total assets measured at fair value on a non-recurring basis	$-	$272	$2,412	$4

(millions of Canadian dollars)
October 31, 2009
	Level 1	Level 2	Level 3	Loss1
Loans held for sale	$-	$-	$12	$3
Equity securities carried at cost	-	-	143	83
Investments accounted for using the equity method	-	-	-	11
Total assets measured at fair value on a non-recurring basis	$-	$-	$155	$97
1
For loans held for sale, the losses represent the write-down to market. For equity securities carried at cost and investments accounted for using the equity method, losses represent the write-down to fair value for other-than-temporary impairment.

Certain financial liabilities are measured at fair value on a non-recurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when financial liabilities are acquired as part of a business combination).
For the six months ended April 30, 2010, certain deposits, subordinated notes, debentures, and other liabilities were acquired as part of a business combination. The fair value of deposits, subordinated notes and debentures is determined using valuation techniques, including discounting the contractual cash flows using market interest rates offered for liabilities with similar terms. The other liabilities are short-term in nature and the fair value is considered to equal the carrying value. Management applies judgment in the selection of the valuation methodology and the various inputs to the calculation.
The following table presents as at April 30, 2010, the level within the fair value hierarchy for each of the financial liabilities measured at fair value on a non-recurring basis:

(millions of Canadian dollars)
As at
April 30, 2010
	Level 1	Level 2	Level 3
Financial liabilities acquired as part of a business combination	$-	$-	$3,111
Total financial liabilities measured at fair value on a non-recurring basis	$-	$-	$3,111

There were no financial liabilities measured at fair value on a non-recurring basis as at October 31, 2009.

Effective November 1, 2009, the Bank adopted Update No. 2009-05, Fair Value Measurements and Disclosures (Topic 820) - Measuring Liabilities at Fair Value. This Update provides clarification regarding the valuation techniques required to be used to measure the fair value of liabilities where quoted prices in active markets for identical liabilities are not available. In addition, it clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. The adoption of this standard did not have a material impact on the financial position or earnings of the Bank.

(e) ACCOUNTING FOR TRANSFERS OF FINANCIAL ASSETS AND REPURCHASE FINANCING TRANSACTIONS
Effective November 1, 2009, the Bank adopted FSP SFAS 140-3 Accounting for transfers of financial assets and repurchase financing transactions (FSP SFAS 140-3/ASC 860-10-40-42). FSP FAS 140-3 (ASC 860-10-40-42) provides guidance on whether repurchase transactions involving a previously transferred asset between the same counterparties that is entered into contemporaneously with, or in contemplation of, the initial transferred asset should be evaluated as one linked transaction or two separate transactions. FSP FAS 140-3 (ASC 860-10-40-42) assumes the two transactions are linked unless certain criteria are met. The adoption of this standard did not have a material impact on the financial position or earnings of the Bank.

(f) EQUITY METHOD INVESTEES
Effective November 1, 2009, the Bank adopted FASB’s EITF Issue No.08-06, Equity Method Investment Accounting (included in ASC 323-Investments-Equity Method and Joint Ventures) which provides accounting considerations for investments accounted for applying the equity method. The guidance provides additional guidance on the appropriate costs to include in the initial measurement, accounting for subsequent changes in ownership percentages, and the recognition of impairment on such investments. The adoption of this standard did not have an impact on the financial position or earnings of the Bank.

(g) SECURITIES LOSSES RECOGNIZED ON AVAILABLE-FOR-SALE SECURITIES AND RECOGNITION AND PRESENTATION OF OTHER-THAN-TEMPORARY IMPAIRMENT
For debt securities classified as available-for-sale or held-to-maturity, if an entity intends to sell the debt security or it is more likely than not that it will be required to sell the debt security before recovering its cost basis, the entire impairment loss should be recognized as an impairment in the Interim Consolidated Statement of Income. However, if the Bank does not intend to sell the debt security and it is not likely that the Bank will be required to sell the debt security before recovering its cost basis, then only the portion of the impairment loss representing credit losses is recognized in the Interim Consolidated Statement of Income. The balance of the impairment loss is recognized in other comprehensive income.
The other-than-temporary impairment recognized by the Bank for the six months ended April 30, 2010, on all available-for-sale securities, including equity securities, is as follows:

(millions of Canadian dollars)	For the six months ended
April 30, 2010
Total other-than-temporary impairment recognized under Canadian GAAP	$ 3
Total other-than-temporary impairment recognized under U.S. GAAP	104
Additional other-than-temporary impairment taken under U.S. GAAP	101
Less: non-credit portion of other-than-temporary impairment recognized in other comprehensive income1	39
Additional net impairment losses recognized in net income under U.S. GAAP	$62
1	Represents non-credit component of other-than-temporary impairment on available-for-sale debt securities.

The following is a roll-forward of the amount related to credit losses on debt securities for which a portion of an other-than-temporary impairment was recognized in other comprehensive income.

(millions of Canadian dollars)
Total
Balance at November 1, 2009	$44
Less amounts related to securities that recovered during the period1	(24)
Less amounts related to securities sold during the period	-
Add amounts related to credit losses for which an other-than-temporary impairment was not previously recognized	62
Balance as at April 30, 2010	$82
1
Amount related to credit losses on debt securities for which there is no longer a portion of an other-than-temporary impairment recognized in other comprehensive income due to a recovery in fair  value.

As at April 30, 2010, the debt securities with other-than-temporary impairment for which a portion of other-than-temporary impairment loss remains in other comprehensive income consists of available-for-sale non-agency collateralized mortgage obligations.
The impairment that was recognized in income on the non-agency collateralized mortgage obligations portfolio and the other debt securities portfolio related to credit losses for available-for-sale debt securities that the Bank does not intend to sell and will not be required to sell. The expected cash flows are based on contractual payments adjusted for expected prepayments and credit losses which are determined using assumptions for inputs including severity and probability of default.

(h) DISCLOSURES ON CREDIT DERIVATIVES AND CERTAIN GUARANTEES
The Bank sells credit protection in the credit derivatives market for trading and credit risk management purposes but overall is a net purchaser of credit protection. The Bank has exposure to a given underlying reference entity as a seller of credit derivatives and may offset the exposure partially, or entirely, with a contract to purchase protection from another counterparty on the same or similar reference entity. All exposures are managed within risk limits that have been approved by the Bank’s Risk Management Group and are hedged with various financial instruments, including credit derivatives and bonds within the trading portfolio, not included in this table. The Bank’s credit derivatives are recorded at fair value with changes in fair value recorded through income.
As at April 30, 2010, the Bank sold credit protection under credit default swaps (CDS) with notional amounts of $9 billion. Upon a credit event, the Bank as seller of protection will usually pay out only a percentage of the full notional amount of protection sold because the amount required to be paid on the contracts takes into account the recovery value of the reference obligation at the time of settlement.
The following table summarizes the notional and fair value amounts of credit derivatives as at April 30, where the Bank is the seller and purchaser of credit protection:

Credit protection - credit default swaps ratings / maturity profile
April 30, 2010
(millions of Canadian dollars)	Maturity			Protection sold		Protection purchased
	< 1 year	1 - 5 years	> 5 years	Total notional / maximum payout amount	Fair Value (b)	Total notional / maximum receivable amount	Fair value (b)
Risk rating of reference entity
Investment grade (AAA to BBB-)(a)	$457	$3,301	$1,445	$5,203	$14	$9,394	$(90)
Noninvestment grade (BB+ and below)(a)	185	1,822	631	2,638	(127)	4,992	69
Unrated(c)	177	1,172	179	1,528	(77)	2,237	37
Total	$819	$6,295	$2,255	$9,369	$(190)	$16,623	$16

October 31, 2009
(millions of Canadian dollars)	Maturity			Protection sold		Protection purchased
	< 1 year	1 - 5 years	> 5 years	Total notional / maximum payout amount	Fair Value (b)	Total notional / maximum receivable amount	Fair value (b)
Risk rating of reference entity
Investment grade (AAA to BBB-)(a)	$2,329	$4,701	$3,373	$10,403	$(122)	$18,096	$73
Noninvestment grade (BB+ and below)(a)	531	2,010	830	3,371	(232)	6,415	303
Unrated(c)	2,870	11,014	3,239	17,123	(770)	16,366	500
Total	$5,730	$17,725	$7,442	$30,897	$(1,124)	$40,877	$876
(a)	Ratings scale is based on the Bank's internal ratings, which generally correspond with ratings defined by S&P and Moody's.
(b)	Amounts are shown on a gross basis, before the benefit of legally enforceable master netting arrangements and cash collateral held by the Bank.
(c)	Includes predominantly CDS index tranches.

(i) DISCLOSURES OF TRANSFERS OF FINANCIAL ASSETS AND INTERESTS IN VARIABLE INTEREST ENTITIES
The Bank carries out certain business activities via arrangements with special purpose entities (SPEs). The Bank uses SPEs to obtain sources of liquidity by securitizing certain of its financial assets, to assist its clients in securitizing their financial assets and to create investment products for its clients. SPEs may be organized as trusts, partnerships, or corporations and they may be formed as qualifying special purpose entities (QSPEs) or variable interest entities (VIEs). When an entity is deemed a VIE, the entity must be consolidated by the primary beneficiary. Consolidated SPEs have been presented in the Bank’s Interim Consolidated Balance Sheet.

Securitization of Bank-Originated Assets
The Bank securitizes residential mortgages, personal loans, and commercial mortgages to enhance its liquidity position, to diversify sources of funding and to optimize the management of the balance sheet. All products securitized by the Bank were originated in Canada and sold to Canadian securitization structures or Canadian non-SPE third parties. Details of securitization exposures through significant unconsolidated SPEs, significant unconsolidated QSPEs, and Canadian non-SPE third parties are as follows:

Exposure Securitized by the Bank as an Originator1
(millions of Canadian dollars)							As at
	Apr. 30, 2010						Oct. 31, 2009
	Significant unconsolidated QSPEs		Significant unconsolidated SPEs		Canadian non- SPE third- parties		Significant unconsolidated QSPEs		Significant unconsolidated SPEs		Canadian non- SPE third- parties
	Securitized assets	Carrying value of retained interests	Securitized assets	Carrying value of retained interests	Securitized assets	Carrying value of retained interests	Securitized assets	Carrying value of retained interests	Securitized assets	Carrying value of retained interests	Securitized assets	Carrying value of retained interests
Residential mortgage loans2	$-	$-	$19,932	$544	$21,339	$709	$-	$-	$21,939	$558	$18,449	$658
Personal loans	6,555	126	-	-	-	-	6,962	121	-	-	-	-
Commercial mortgage loans2	-	-	50	-	562	1	62	2	51	-	513	-
Total exposure	$6,555	$126	$19,982	$544	$21,901	$710	$7,024	$123	$21,990	$558	$18,962	$658
1	In all the securitization transactions that the Bank has undertaken for its own assets, it has acted as an originating bank and retainedsecuritization exposure.
2	Multiple-unit residential (MUR) mortgages, comprising of five or more units, have been reclassified from residential mortgage loans to commercial mortgage loans.

Residential mortgage loans
The Bank may be exposed to the risks of transferred loans to the securitization vehicles through retained interests. There are no expected credit losses on the retained interests of the securitized residential mortgages as the mortgages are all government guaranteed.

Personal loans
The Bank securitizes personal loans through QSPEs, as well as through single-seller conduits via QSPEs. As at April 30, 2010, the single-seller conduits had $5.1 billion (October 31, 2009 - $5.1 billion) of commercial paper outstanding while another Bank-sponsored QSPE had $1.5 billion (October 31, 2009 - $2.9 billion) of term notes outstanding. While the probability of loss is negligible as at April 30, 2010, the Bank’s maximum potential exposure to loss for these conduits through the sole provision of liquidity facilities was $5.1 billion (October 31, 2009 - $5.1 billion) of which $1.1 billion (October 31, 2009 - $1.1 billion) of underlying personal loans was government insured. Additionally, the Bank had retained interests of $126 million (October 31, 2009 - $121 million) relating to excess spread.

Commercial mortgage loans
As at April 30, 2010 the Bank’s maximum potential exposure to loss was nil (October 31, 2009 - $2 million) through retained interests in the excess spread and cash collateral account of the QSPE.

Securitization of Third Party-Originated Assets
The Bank administers multi-seller conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements. Third party-originated assets are securitized through Bank-sponsored SPEs, which are not consolidated by the Bank. The Bank’s maximum potential exposure to loss due to its ownership interest in commercial paper and through the provision of liquidity facilities for multi-seller conduits was $6.6 billion as at April 30, 2010 (October 31, 2009 - $7.5 billion). Further, as at April 30, 2010, the Bank has committed an additional $1.3 billion (October 31, 2009 - $1.0 billion) in liquidity facilities for asset-backed commercial paper (ABCP) that could potentially be issued by the conduits. As at April 30, 2010, the Bank also provided deal-specific credit enhancement in the amount of $86 million (October 31, 2009 - $134 million).
All third-party assets securitized by the Bank were originated in Canada and sold to Canadian securitization structures. Details of the Bank-administered multi-seller, ABCP conduits are as follows:

Exposure to Third-Party Originated Assets Securitized by Bank-Sponsored Conduits
(millions of Canadian dollars)				As at
	Apr. 30, 2010			Oct. 31, 2009
	Significant unconsolidated SPEs	Ratings profile of SPE asset class AAA	Expected weighted- average life (years)1	Significant unconsolidated SPEs	Ratings profile of SPE asset class AAA
Residential mortgage loans	$1,959	$1,959	2.4	$2,311	$2,311
Credit card loans	500	500	2.2	500	500
Automobile loans and leases	1,896	1,896	1.7	2,487	2,487
Equipment loans and leases	445	445	1.2	428	428
Trade receivables	1,770	1,770	1.9	1,753	1,753
Total exposure	$6,570	$6,570	2.0	$7,479	$7,479
1
  Expected weighted-average life for each asset type is based upon each of the conduit’s remaining purchase commitment for revolving pools and the expected weighted-average life of the assets for amortizing pools.

As at April 30, 2010, the Bank held $510 million (October 31, 2009 - $848 million) of ABCP issued by Bank-sponsored multi-seller and single-seller conduits within the trading securities category on its Interim Consolidated Balance Sheet.

Exposure to Third Party-Sponsored Conduits
The Bank’s exposure to U.S. third party-sponsored conduits arising from providing liquidity facilities have matured during the quarter (October 31, 2009 - $160 million).
The Bank’s exposure to Canadian third party-sponsored conduits in the form of margin funding facilities as at April 30, 2010 was not significant.

Other Investment and Financing Products
Other Financing Transactions
In April 2010, the Bank exited transactions where it provided cost-efficient financing to U.S. corporate clients through VIEs. The Bank no longer provides financing to these corporate clients under these arrangements (October 31, 2009 - $2.0 billion) and as at April 30, 2010, had no further exposure to these VIEs.

Please refer to Note 5, Loan Securitizations and Note 6, Variable Interest Entities of the Bank’s 2009 Canadian GAAP Consolidated Financial Statements for disclosures of the Bank’s significant involvement with transfers of financial assets, VIEs, and QSPEs.

(j) TRADING-RELATED INCOME
Trading assets and liabilities, including derivatives, certain loans held within a trading portfolio that are designated as trading under the fair value option, and trading loans, are measured at fair value, with gains and losses recognized in the Interim Consolidated Statement of Income.
Trading-related income comprises net interest income, trading income and income from loans designated as trading under the fair value option that are managed within a trading portfolio.  Net interest income arises from interest and dividends related to trading assets and liabilities, and is reported net of interest expense and income associated with funding these assets and liabilities. Trading income includes realized and unrealized gains and losses on trading securities, trading derivatives, and trading loans. Realized and unrealized gains and losses on loans designated as trading under the fair value option are included in other income in the Interim Consolidated Statement of Income.
Trading-related income excludes underwriting fees and commissions on securities transactions, which are shown separately in the Interim Consolidated Statement of Income.
Trading-related income by product line depicts trading income for each major trading category.

For the six months ended
(millions of Canadian dollars)	April 30, 2010
Net interest income	$420
Trading income	373
Income from loans designated as trading under the fair value option	17
Total trading-related income	$810
By product
Interest rate	$450
Credit portfolios	137
Foreign exchange portfolios	207
Equity	(16)
Other portfolios	15
Loans designated as trading under the fair value option	17
Total trading-related income	$810

(k) INSURANCE POLICY LIABILITIES
Policy liabilities are established to reflect the estimate of the full amount of all liabilities associated with the insurance policies at the balance sheet date, including claims incurred but not reported. Canadian GAAP provides a policy choice which allows insurance liabilities to be recorded on a discounted or undiscounted basis. Under Canadian GAAP, the Bank has made a policy choice to discount its insurance liabilities. In addition, Canadian GAAP requires that a provision for adverse deviation (PFAD) to be recorded for uncertainty in assumptions in the calculation of insurance liabilities. U.S. GAAP requires insurance liabilities to be recorded on an undiscounted basis. In addition, U.S. GAAP does not require a PFAD to be recorded for uncertainty in assumptions in the calculation of insurance liabilities. The impact of reversing the PFAD and discounting recorded was a decrease to Other Liabilities and an increase to Insurance Income of $38 million.

(l) INCOME TAXES
During the six months ended April 30, 2010, valuation allowance in the amount of $99 million related to an acquisition that was previously recognized was reversed as it was no longer required in light of new information. The offset for this reversal was recorded as an adjustment to goodwill for Canadian GAAP and to provision for income taxes for U.S. GAAP.

(m) COMPARATIVE AMOUNTS
Certain comparative amounts have been reclassified to conform with the presentation adopted in 2010.

ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP PRESENTED ON A CANADIAN GAAP BASIS

The following disclosures are presented on a Canadian GAAP basis to meet additional U.S. GAAP disclosure requirements.

(n) UNREALIZED LOSS POSITIONS FOR AVAILABLE-FOR-SALE SECURITIES
In the following table, unrealized losses for available-for-sale securities are categorized as “12 months or longer” if for each of the consecutive 12 months preceding April 30, 2010, the fair value of the securities was less than the amortized cost. If not, they have been categorized as “Less than 12 months”. These unrealized loss positions are not necessarily indicative of other-than-temporary impairment.

Unrealized Loss Positions for Available-for-Sale Securities
(millions of Canadian dollars)	As at
	April 30, 2010
	Less than 12 months		12 months or longer		Total
Available-for-sale securities	Fair value	Gross Unrealized losses	Fair value	Gross Unrealized losses	Fair value	Gross Unrealized losses
Government and government-related securities
Canadian Government	$6,908	$4	$202	$3	$7,110	$7
U.S. Federal, state and municipal governments	1,610	29	1,130	13	2,740	42
Other OECD government-guaranteed debt	1,241	3	2,077	6	3,318	9
Mortgage-backed securities
Residential	6,509	475	89	11	6,598	486
	16,268	511	3,498	33	19,766	544
Other debt securities
Asset-backed securities
Other asset-backed securities	1,940	59	-	-	1,940	59
Corporate and other debt	1,700	11	27	1	1,727	12
	3,640	70	27	1	3,667	71
Debt securities reclassified from trading	169	8	360	47	529	55
Equity securities
Preferred shares	63	3	94	15	157	18
Common shares	77	2	94	22	171	24
	140	5	188	37	328	42
Total	$20,217	$594	$4,073	$118	$24,290	$712

(o) FAIR VALUE MEASUREMENTS FOR FINANCIAL ASSETS AND FINANCIAL LIABILITIES
U.S. GAAP standard SFAS 157 (ASC 820-10-35-37 to 35-55)  establishes a fair value hierarchy that requires entities to maximize the use of observable inputs and minimize the use of non-observable inputs when measuring fair value. The guidance primarily impacts the Bank’s fair value measurements for financial instruments and requires additional disclosures about its fair value measurements. SFAS 157 (ASC 820-10-35-37 to 35-55) defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e. exit price) in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value. The standard also establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The adoption of SFAS 157 (ASC 820-10-35-37 to 35-55) did not have a material impact on the financial position or earnings of the Bank.
Please refer to Note 8 of the Bank’s Canadian GAAP Interim Consolidated Financial Statements within the Q2 2010 Report to Shareholders for disclosure of the fair value of financial assets and financial liabilities accounted for at fair value on a recurring basis and their classification within the fair value hierarchy as at April 30, 2010 and a reconciliation for all financial assets and financial liabilities measured at fair value on a recurring basis using significant non-observable inputs (Level 3) for the period from November 1, 2009 to April 30, 2010.
The following table discloses the carrying value and fair value of financial assets and financial liabilities and excludes assets and liabilities that are not financial instruments, such as land, buildings, and equipment, as well as goodwill and other intangibles, including customer relationships, which are of significance to the Bank.

Financial Assets and Financial Liabilities
(millions of Canadian dollars)			As at
	April 30, 2010		October 31, 2009
	Carrying value	Fair value	Carrying value	Fair value
FINANCIAL ASSETS
Cash and due from banks	$2,629	$2,629	$2,414	$2,414
Interest-bearing deposits with banks	22,043	22,043	19,103	19,103
Trading securities
Government and government-related securities	$22,344	$22,344	$21,023	$21,023
Other debt securities	10,282	10,282	9,331	9,331
Equity securities	23,918	23,918	22,627	22,627
Retained interests	1,255	1,255	1,339	1,339
Total trading securities	$57,799	$57,799	$54,320	$54,320
Available-for-sale securities
Government and government-related securities	$55,091	$55,091	$47,953	$47,953
Other debt securities	33,341	33,341	29,010	29,010
Equity securities	1,973	2,237	1,915	2,144
Debt securities reclassified from trading	4,902	4,902	5,963	5,963
Total available-for-sale securities	$95,307	$95,571	$84,841	$85,070
Held-to-maturity securities
Government and government-related securities	$8,375	$8,601	$9,024	$9,244
Other debt securities	592	600	638	653
Total held-to-maturity securities	$8,967	$9,201	$9,662	$9,897
Securities purchased under reverse repurchase agreements	$42,292	$42,292	$32,948	$32,948
Loans	254,001	254,040	253,128	253,448
Customers’ liability under acceptances	7,973	7,973	9,946	9,946
Derivatives	41,764	41,764	49,445	49,445
Other assets	9,843	9,843	9,503	9,503

FINANCIAL LIABILITIES
Deposits	$373,775	$374,612	$355,615	$358,696
Trading deposits	30,717	30,717	35,419	35,419
Acceptances	7,973	7,973	9,946	9,946
Obligations related to securities sold short	20,928	20,928	17,641	17,641
Obligations related to securities sold under repurchase agreements	23,482	23,482	16,472	16,472
Derivatives	44,521	44,521	48,152	48,152
Other liabilities	14,651	14,651	14,717	14,717
Subordinated notes and debentures	12,328	13,053	12,383	13,087
Liability for preferred shares and capital trust securities	550	564	1,445	1,484

(p) DISCLOSURES ABOUT DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES
Effective October 31, 2009, the Bank adopted SFAS No. 161 - Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133 (SFAS 161/ASC 815-10-65-1). SFAS 161 requires enhanced disclosures about derivative instruments and hedged items that are accounted for under SFAS No. 133 (ASC 815-10-65-1). The enhanced disclosures about the Bank’s derivative instruments and hedged items that are accounted for under SFAS 133 are noted below.
Derivative financial instruments are financial contracts that derive their value from underlying changes in interest rates, foreign exchange rates, credit spreads, commodity prices, equities, or other financial measures. Such instruments include interest rate, foreign exchange, equity, commodity, and credit derivative contracts. The Bank uses these instruments for trading purposes and non-trading purposes to manage the risks associated with its funding and investing strategies.

DERIVATIVES HELD FOR TRADING PURPOSES

The Bank enters into trading derivative contracts to meet the needs of its customers, to enter into trading positions, and in certain cases, to manage risks related to its trading portfolio. Trading derivatives are recorded at fair value with the resulting realized and unrealized gains or losses recognized immediately in trading income.

DERIVATIVES HELD FOR NON-TRADING PURPOSES

When derivatives are held for non-trading purposes and when the transactions meet hedge accounting requirements, they are classified by the Bank as non-trading derivatives and receive hedge accounting treatment, as appropriate. Certain derivative instruments that are held for economic hedging purposes, and do not meet hedge accounting requirements, are also classified as non-trading derivatives but the change in fair value of these derivatives is recognized in other income.

HEDGING RELATIONSHIPS

Hedge Accounting
At the inception of a hedging relationship, the Bank documents the relationship between the hedging instrument and the hedged item, its risk management objective and its strategy for undertaking the hedge. The Bank also requires a documented assessment, both at hedge inception and on an ongoing basis, of whether or not the derivatives that are used in hedging transactions are highly effective in offsetting the changes attributable to the hedged risks in the fair values or cash flows of the hedged items. In order to be deemed effective, the hedging instrument and the hedged item must be highly and inversely correlated such that the changes in the fair value of the hedging instrument will substantially offset the effects of the hedged exposure to the Bank throughout the term of the hedging relationship. If a hedging relationship becomes ineffective, it no longer qualifies for hedge accounting and any subsequent change in the fair value of the hedging instrument is recognized in earnings, without any mitigating impact in earnings, where appropriate.
The gain or loss relating to the derivative component excluded from the assessment of hedge effectiveness is recognized immediately in the Interim Consolidated Statement of Income.
When derivatives are designated as hedges, the Bank classifies them either as: (i) hedges of the change in fair value of recognized assets or liabilities or firm commitments (fair value hedges); (ii) hedges of the variability in highly probable future cash flows attributable to a recognized asset or liability, or a forecasted transaction (cash flow hedges); or (iii) hedges of net investments in a foreign operation (net investment hedges).

Fair Value Hedges
The Bank’s fair value hedges principally consist of interest rate swaps that are used to protect against changes in the fair value of fixed-rate long-term financial instruments due to movements in market interest rates.
Changes in the fair value of derivatives that are designated and qualify as fair value hedging instruments are recorded in the Interim Consolidated Statement of Income, along with changes in the fair value of the assets, liabilities or group thereof that are attributable to the hedged risk. Any gain or loss in fair value relating to the ineffective portion of the hedging relationship is recognized immediately in the Interim Consolidated Statement of Income in other income.
The cumulative adjustment to the carrying amount of the hedged item (the basis adjustment) is amortized to the Interim Consolidated Statement of Income based on a recalculated effective interest rate over the remaining expected life of the hedged item, with amortization beginning no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the hedged risk. Where the hedged item has been derecognized, the basis adjustment is immediately released to the Interim Consolidated Statement of Income.

Cash Flow Hedges
The Bank is exposed to variability in future cash flows that are denominated in foreign currencies, as well as variability in future cash flows on non-trading assets and liabilities that bear interest at variable rates, or are expected to be refunded or reinvested in the future. The amounts and timing of future cash flows are projected for each hedged exposure on the basis of their contractual terms and other relevant factors, including estimates of prepayments and defaults. The aggregate cash flows across all hedged exposures over time form the basis for identifying the effective portion of gains and losses on the derivatives designated as cash flow hedges of forecasted transactions.
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. Any gain or loss in fair value relating to the ineffective portion is recognized immediately in the Interim Consolidated Statement of Income in other income.
Amounts accumulated in other comprehensive income are reclassified to the Interim Consolidated Statement of Income in the period in which the hedged item affects income.
When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in other comprehensive income at that time remains in other comprehensive income until the forecasted transaction is eventually recognized in the Interim Consolidated Statement of Income. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive income is immediately transferred to the Interim Consolidated Statement of Income.

Net Investment Hedges
Hedges of net investments in foreign operations are accounted for similar to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the Interim Consolidated Statement of Income. Gains and losses accumulated in other comprehensive income are included in the Interim Consolidated Statement of Income upon the repatriation or disposal of the investment in the foreign operation.

DERIVATIVE PRODUCT TYPES AND RISK EXPOSURES

The majority of the Bank’s derivative contracts are over-the-counter (OTC) transactions that are privately negotiated between the Bank and the counterparty to the contract. The remainder are exchange-traded contracts transacted through organized and regulated exchanges and consist primarily of options and futures.

Interest Rate Derivatives
The Bank uses interest rate derivatives, such as interest rate futures and forwards, swaps, and options in managing interest rate risks. Interest rate risk is the impact that changes in interest rates could have on the Bank’s margins, earnings, and economic value. Changes in interest rate can impact the market value of fixed rate assets and liabilities. Further, certain assets and liabilities repayment rates vary depending on interest rates.
Forward rate agreements are OTC contracts that effectively fix a future interest rate for a period of time. A typical forward rate agreement provides that at a pre-determined future date, a cash settlement will be made between the counterparties based upon the difference between a contracted rate and a market rate to be determined in the future, calculated on a specified notional principal amount. No exchange of principal amount takes place.
Interest rate swaps are OTC contracts in which two counterparties agree to exchange cash flows over a period of time based on rates applied to a specified notional principal amount. A typical interest rate swap would require one counterparty to pay a fixed market interest rate in exchange for a variable market interest rate determined from time to time, with both calculated on a specified notional principal amount. No exchange of principal amount takes place.
Interest rate options are contracts in which one party (the purchaser of an option) acquires from another party (the writer of an option), in exchange for a premium, the right, but not the obligation, either to buy or sell, on a specified future date or series of future dates or within a specified time, a specified financial instrument at a contracted price. The underlying financial instrument will have a market price which varies in response to changes in interest rates. In managing the Bank’s interest rate exposure, the Bank acts as both a writer and purchaser of these options. Options are transacted both OTC and through exchanges.
Interest rate futures are standardized contracts transacted on an exchange. They are based upon an agreement to buy or sell a specified quantity of a financial instrument on a specified future date, at a contracted price. These contracts differ from forward rate agreements in that they are in standard amounts with standard settlement dates and are transacted on an exchange.

Foreign Exchange Derivatives
The Bank uses foreign exchange derivatives, such as futures, forwards, and swaps in managing foreign exchange risks. Foreign exchange risk refers to losses that could result from changes in foreign currency exchange rates. Assets and liabilities that are denominated in foreign currencies have foreign exchange risk. The Bank is exposed to non-trading foreign exchange risk from its investments in foreign operations when the Bank’s foreign currency assets are greater or less than the liabilities in that currency, they create a foreign currency open position.
Foreign exchange forwards are OTC contracts in which one counterparty contracts with another to exchange a specified amount of one currency for a specified amount of a second currency, at a future date or range of dates.
Swap contracts comprise foreign exchange swaps and cross-currency interest rate swaps. Foreign exchange swaps are transactions in which a foreign currency is simultaneously purchased in the spot market and sold in the forward market, or vice-versa. Cross-currency interest rate swaps are transactions in which counterparties exchange principal and interest flows in different currencies over a period of time. These contracts are used to manage both currency and interest rate exposures.
Foreign exchange futures contracts are similar to foreign exchange forward contracts but differ in that they are in standard currency amounts with standard settlement dates and are transacted on an exchange.

Credit Derivatives
The Bank uses credit derivatives such as CDS and total return swaps in managing risks of the Bank’s corporate loan portfolio and other cash instruments. Credit risk is the risk of loss if a borrower or counterparty in a transaction fails to meet its agreed payment obligations. The Bank uses credit derivatives to mitigate industry concentration and borrower-specific exposure as part of the Bank’s portfolio risk management techniques. The credit, legal, and other risks associated with these transactions are controlled through well established procedures. The Bank’s policy is to enter into these transactions with investment grade financial institutions. Credit risk to these counterparties is managed through the same approval, limit, and monitoring processes that is used for all counterparties to which the Bank has credit exposure.

Credit derivatives are OTC contracts designed to transfer the credit risk in an underlying financial instrument (usually termed as a reference asset) from one counterparty to another. The most common credit derivatives are CDS (referred to as option contracts) and total return swaps (referred to as swap contracts). In option contracts, an option purchaser acquires credit protection on a reference asset or group of assets from an option writer in exchange for a premium. The option purchaser may pay the agreed premium at inception or over a period of time. The credit protection compensates the option purchaser for any deterioration in value of the reference asset upon the occurrence of certain credit events such as bankruptcy or failure to pay. Settlement may be cash based or physical, requiring the delivery of the reference asset to the option writer. In swap contracts, one counterparty agrees to pay or receive from the other cash amounts based on changes in the value of a reference asset or group of assets, including any returns such as interest earned on these assets in exchange for amounts that are based on prevailing market funding rates. These cash settlements are made regardless of whether there is a credit event.

Other Derivatives
The Bank also transacts equity and commodity derivatives in both the exchange and OTC markets.
Equity swaps are OTC contracts in which one counterparty agrees to pay, or receive from the other, cash amounts based on changes in the value of a stock index, a basket of stocks, or a single stock. These contracts sometimes include a payment in respect of dividends.
Equity options give the purchaser of the option, for a premium, the right, but not the obligation, to buy from or sell to the writer of an option, an underlying stock index, basket of stocks, or single stock at a contracted price. Options are transacted both OTC and through exchanges.
Equity index futures are standardized contracts transacted on an exchange. They are based on an agreement to pay or receive a cash amount based on the difference between the contracted price level of an underlying stock index and its corresponding market price level at a specified future date. There is no actual delivery of stocks that comprise the underlying index. These contracts are in standard amounts with standard settlement dates.
Commodity contracts include commodity forward, futures, swaps, and options, such as precious metals and energy-related products in both OTC and exchange markets.
The Bank issues certain loan commitments to customers in Canada at a fixed price. These funding commitments are accounted for as derivatives if there is past practice of selling the loans shortly after funding. These loan commitments are carried at fair value with the resulting realized and unrealized gains or losses recognized immediately in other income.

NOTIONAL AMOUNTS

The notional amounts are not recorded as assets or liabilities as they represent the face amount of the contract to which a rate or price is applied to determine the amount of cash flows to be exchanged. Notional principal amounts do not represent the potential gain or loss associated with market risk and are not indicative of the credit risk associated with derivative financial instruments.

EMBEDDED DERIVATIVES

Derivatives may be embedded in other financial instruments (the host instrument). Embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host instrument, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined contract is not held for trading or designated as trading under the fair value option. These embedded derivatives are measured at fair value with subsequent changes recognized in trading income.
Certain of the Bank’s deposit obligations that vary according to the performance of certain equity levels or indices may be subject to a guaranteed minimum redemption amount and have an embedded derivative. The Bank accounts for the embedded derivative of such variable obligations at fair value with changes in fair value reflected in other income as they arise. The Bank does not expect significant future earnings volatility as the embedded derivatives are effectively hedged. The fair value of the embedded derivatives are recorded on the Interim Consolidated Balance Sheet as derivatives.

Fair Value of Derivative Financial Instruments
(millions of Canadian dollars)			As at
	April 30, 2010		October 31, 2009
		Fair value		Fair Value
	Positive	Negative	Positive	Negative
Derivative financial instruments held or issued for trading purposes
Interest rate contracts
Futures	$-	$1	$2	$-
Forward rate agreements	39	30	78	74
Swaps	14,993	15,364	17,590	18,166
Options written	-	594	-	766
Options purchased	521	-	652	-
Total interest rate contracts	15,553	15,989	18,322	19,006
Foreign exchange contracts
Forward contracts	4,710	4,479	6,907	5,251
Swaps	2,348	841	2,763	801
Cross-currency interest rate swaps	7,467	10,687	7,472	10,627
Options written	-	861	-	730
Options purchased	757	-	731	-
Total foreign exchange contracts	15,282	16,868	17,873	17,409
Credit derivatives
Credit default swaps - protection purchased	189	115	1,102	287
Credit default swaps - protection sold	80	269	205	1,305
Other	-	-	9	-
Total credit derivative contracts	269	384	1,316	1,592
Other contracts
Equity contracts	1,638	2,484	2,159	2,122
Commodity contracts	949	939	984	920
Fair value - trading	$33,691	$36,664	$40,654	$41,049
Derivative financial instruments held or issued for non-trading purposes
Interest rate contracts
Forward rate agreements	$1	$6	-	-
Swaps	4,562	4,536	$5,675	$4,508
Options written	5	7	4	10
Options purchased	86	2	210	-
Total interest rate contracts	4,654	4,551	5,889	4,518
Foreign exchange contracts
Forward contracts	1,107	641	123	700
Swaps	27	-	14	-
Cross-currency interest rate swaps	1,061	1,707	1,808	1,064
Total foreign exchange contracts	2,195	2,348	1,945	1,764
Credit derivatives
Credit default swaps - protection purchased	47	106	164	103
Credit default swaps - protection sold	-	-	-	24
Total credit derivative contracts	47	106	164	127
Other contracts
Equity contracts	1,177	852	793	694
Fair value - non-trading	$8,073	$7,857	$8,791	$7,103
Total fair value	$41,764	$44,521	$49,445	$48,152

The following table distinguishes the derivative financial instruments held or issued for non-trading purposes between those that have been designated in qualifying hedge accounting relationships and those which have not been designated in qualifying hedge accounting relationships.

Fair Value of Non-Trading Derivative Financial Instruments
(millions of Canadian dollars)				As at
				April 30, 2010
		Derivative assets		Derivative liabilities
	Derivatives in qualifying hedging relationships	Derivatives not in qualifying hedging relationships	Total positive	Derivatives in qualifying hedging relationships	Derivatives not in qualifying hedging relationships	Total negative
Derivative financial instruments held or issued for non-trading purposes
Interest rate contracts
Forward Rate agreements	$-	$1	$1	$-	$6	$6
Swaps	2,286	2,276	4,562	870	3,666	4,536
Options written	-	5	5	1	6	7
Options purchased	82	4	86	-	2	2
Total interest rate contracts	2,368	2,286	4,654	871	3,680	4,551
Foreign exchange contracts
Forward contracts	1,104	3	1,107	638	3	641
Swaps	27	-	27	-	-	-
Cross-currency interest rate swaps	336	725	1,061	1,406	301	1,707
Total foreign exchange contracts	1,467	728	2,195	2,044	304	2,348
Credit derivatives
Credit default swaps - protection purchased	-	47	47	-	106	106
Total credit derivatives	-	47	47	-	106	106
Other contracts
Equity contracts	-	1,177	1,177	-	852	852
Total other contracts	-	1,177	1,177	-	852	852
Fair value - non-trading	$3,835	$4,238	$8,073	$2,915	$4,942	$7,857

(millions of Canadian dollars)	As at
	October 31, 2009
	Derivative assets			Derivative liabilities
	Derivatives in qualifying hedging relationships	Derivatives not in qualifying hedging relationships	Total positive	Derivatives in qualifying hedging relationships	Derivatives not in qualifying hedging relationships	Total negative
Derivative financial instruments held or issued for non-trading purposes
Interest rate contracts
Swaps	$2,851	$2,824	$5,675	$795	$3,713	$4,508
Options written	-	4	4	-	10	10
Options purchased	204	6	210	-	-	-
Total interest rate contracts	3,055	2,834	5,889	795	3,723	4,518
Foreign exchange contracts
Forward contracts	119	4	123	695	5	700
Swaps	-	14	14	-	-	-
Cross-currency interest rate swaps	883	925	1,808	590	474	1,064
Total foreign exchange contracts	1,002	943	1,945	1,285	479	1,764
Credit derivatives
Credit default swaps - protection purchased	-	164	164	-	103	103
Credit default swaps - protection sold	-	-	-	-	24	24
Total credit derivatives	-	164	164	-	127	127
Other contracts
Equity contracts	-	793	793	-	694	694
Total other contracts	-	793	793	-	694	694
Fair value - non-trading	$4,057	$4,734	$8,791	$2,080	$5,023	$7,103

The following tables disclose the impact of derivatives and hedged items, where appropriate, on the Interim Consolidated Statement of Income and on the Interim Consolidated Statement of Other Comprehensive Income for the six months ended April 30, 2010.

Fair Value Hedges
(millions of Canadian dollars)	For the six months ended April 30, 2010
	Derivatives	Hedged item	Hedge ineffectiveness	Amounts excluded from the assessment of hedge effectiveness
Fair value hedges
Interest rate contracts1	$32	$(38)	$(6)	$(53)
Total	$32	$(38)	$(6)	$(53)
1	Amounts are recorded in other income.

Cash Flow and Net Investment Hedges
(millions of Canadian dollars	For the six months ended April 30, 2010
	Amounts recognized in OCI1 on derivatives	Amounts reclassified from OCI1 into income2	Hedge ineffectiveness3	Amounts excluded from the assessment of hedge effectiveness3
Cash Flow Hedges
Interest rate contracts	$256	$1,204	$(1)	$-
Foreign exchange contracts4	(547)	(10)	-	-
Other contracts	198	151	6	-
Total	$(93)	$1,345	$5	$-
Net investment hedges
Foreign exchange risk	$731	$ -	$-	$(4)
1	Other comprehensive income are pre-tax amounts.
2	Amounts are recorded in net interest income.
3	Amounts are recorded in other income.
4	Includes non-derivative instruments designated as hedging instruments in qualifying hedge accounting relationships.

The following table presents gains (losses) on non-trading derivatives that have not been designated in qualifying hedge accounting relationships for the six months ended April 30, 2010. These gains (losses) are partially offset by gains (losses) recorded in the Interim Consolidated Statement of Income and in other comprehensive income on related non-derivative instruments.

Gains (Losses) on Non-Trading Derivatives not Designated in Qualifying Hedge Accounting Relationships
(millions of Canadian dollars)	For the six months ended April 30, 2010
Interest rate contracts1	$(70)
Foreign exchange contracts1	(6)
Credit derivatives1	(68)
Equity1	235
Other contracts1	(2)
Total	$89
1	Amounts are recorded in other income.

The following table presents the notional principal balances for the Bank’s OTC and exchange-traded derivative financial instruments as at April 30, 2010.

Over-the-Counter and Exchange-Traded Derivative Financial Instruments
(billions of Canadian dollars)	April 30, 2010					October 31, 2009
Notional principal	Trading
	Over- the- counter	Exchange- traded	Total	Non- trading	Total	Total
Interest rate contracts
Futures	$-	$188.7	$188.7	$-	$188.7	$173.7
Forward rate agreements	106.7	-	106.7	13.4	120.1	111.2
Swaps	1,013.9	-	1,013.9	321.3	1,335.2	1,203.9
Options written	20.9	16.2	37.1	1.2	38.3	66.3
Options purchased	15.1	29.7	44.8	9.2	54.0	86.5
Total interest rate contracts	1,156.6	234.6	1,391.2	345.1	1,736.3	1,641.6
Foreign exchange contracts
Futures	-	13.2	13.2	-	13.2	14.7
Forward contracts	339.9	-	339.9	36.4	376.3	336.7
Swaps	19.1	-	19.1	0.3	19.4	21.4
Cross-currency interest rate swaps	290.7	-	290.7	28.7	319.4	308.5
Options written	43.6	-	43.6	-	43.6	36.9
Options purchased	40.9	-	40.9	-	40.9	32.5
Total foreign exchange contracts	734.2	13.2	747.4	65.4	812.8	750.7
Credit derivatives
Credit default swaps - protection purchased	10.3	-	10.3	6.3	16.6	40.9
Credit default swaps - protection sold	9.4	-	9.4	-	9.4	30.9
Total credit derivative contracts	19.7	-	19.7	6.3	26.0	71.8
Other contracts
Equity contracts	36.3	6.3	42.6	18.1	60.7	63.8
Commodity contracts	8.4	4.0	12.4	-	12.4	11.6
Total	$1,955.2	$258.1	$2,213.3	$434.9	$2,648.2	$2,539.5

DERIVATIVE-RELATED RISKS

Market Risk
Derivative instruments, in the absence of any compensating upfront cash payments, generally have no market value at inception. They obtain value, positive or negative, as relevant interest rates, foreign exchange rates, equity, commodity or credit prices or indices change, such that the previously contracted terms of the derivative transactions have become more or less favourable than what can be negotiated under current market conditions for contracts with the same terms and the same remaining period to expiry.
The potential for derivatives to increase or decrease in value as a result of the foregoing factors is generally referred to as market risk. This market risk is managed by senior officers responsible for the Bank’s trading business and is monitored independently by the Bank’s Risk Management Group.

Credit Risk
Credit risk on derivative financial instruments, also known as counterparty credit risk, is the risk of a financial loss occurring as a result of the failure of a counterparty to meet its obligation to the Bank. The Treasury Credit area within Wholesale Banking is responsible for implementing and ensuring compliance with credit policies established by the Bank for the management of derivative credit exposures.
Derivative-related credit risks are subject to the same credit approval, limit, and monitoring standards that are used for managing other transactions that create credit exposure. This includes evaluating the creditworthiness of counterparties, and managing the size, diversification, and maturity structure of the portfolios. The Bank actively engages in risk mitigation strategies through the use of multi-product derivative master netting agreements, collateral, and other risk mitigation techniques. Master netting agreements reduce risk to the Bank by allowing the Bank to close out and net transactions with counterparties subject to such agreements upon the occurrence of certain events. The effect of these master netting agreements is shown in the table below entitled “Current Replacement Cost of Derivatives”.
Also shown in the table entitled “Current Replacement Cost of Derivatives”, is the current replacement cost, which is the positive fair value of all outstanding derivative financial instruments, and represents the Bank’s maximum derivative credit exposure.

Current Replacement Cost of Derivatives
(millions of Canadian dollars)	Canada1		United States1		Other international1		Total
By sector	April 30, 2010	October 31, 2009	April 30, 2010	October 31, 2009	April 30, 2010	October 31, 2009	April 30, 2010	October 31, 2009
Financial	$27,020	$30,563	$187	$128	$6,557	$9,501	$33,764	$40,192
Government	3,298	3,600	-	-	370	774	3,668	4,374
Other	2,459	2,810	684	717	645	449	3,788	3,976
Current replacement cost	$32,777	$36,973	$871	$845	$7,572	$10,724	$41,220	$48,542
Less: impact of master netting agreements and collateral							34,443	40,519
Total							$6,777	$8,023
1	Based on geographic location of unit responsible for recording revenue.

			April 30, 2010	October 31, 2009
By location of risk1	April 30, 2010	October 31, 2009	% mix	% mix
Canada	$3,697	$4,269	54.5%	53.2%
United States	1,347	1,590	19.9	19.8
Other international
United Kingdom	263	191	3.9	2.4
Europe - other	738	1,373	10.9	17.1
Other	732	600	10.8	7.5
Total other international	1,733	2,164	25.6	27.0
Total current replacement cost	6,777	$8,023	100.0%	100.0%
1	After impact of master netting agreements and collateral.

Certain of the Bank’s derivative contracts are governed by master derivative agreements having provisions that may permit our counterparties to require, upon the occurrence of a certain contingent event, (i) the posting of collateral or other acceptable remedy such as assignment of the affected contracts to an acceptable counterparty, or (ii) settlement of outstanding derivative contracts. Most often, these contingent events are in the form of a downgrade of the senior debt ratings of the Bank, either as counterparty or as guarantor of one of the Bank’s subsidiaries. At April 30, 2010, the aggregate net liability position of those contracts would require (i) the posting of collateral or other acceptable remedy totalling $17 million (October 31, 2009 - $20 million) in the event of a one-notch or two-notch downgrade in the Bank’s senior debt ratings and (ii) funding totalling nil following the termination and settlement of outstanding derivative contracts in the event of a one-notch or two-notch downgrade in the Bank’s senior debt ratings.

Certain of the Bank’s derivative contracts are governed by master derivative agreements having credit support provisions that permit our counterparties to call for collateral depending on the net mark-to-market exposure position of all derivative contracts governed by that master derivative agreement. Some of these agreements may permit our counterparties to require, upon the downgrade of the senior debt ratings of the Bank, to post additional collateral. As at April 30, 2010, the fair value of all derivative instruments with credit risk related contingent features in a net liability position was $9.9 billion (October 31, 2009 - $8 billion). The Bank has posted $7.6 billion (October 31, 2009 - $5 billion) of collateral for this exposure in the normal course of business. At April 30, 2010, the impact of a one-notch downgrade in the Bank’s senior debt ratings would require the Bank to post an additional $0.5 billion of collateral (October 31, 2009 - $0.5 billion) to that posted in the normal course of business. A two-notch downgrade in the Bank’s senior debt ratings would require the Bank to post an additional $1.5 billion of collateral (October 31, 2009 - $1.5 billion) to that posted in the normal course of business.

FUTURE ACCOUNTING CHANGES

Postretirement Benefit Plan Assets
FSP No. SFAS 132(R)-1, Employers’ Disclosures about Postretirement Benefit Plan Assets (FSP SFAS 132(R)-1/ASC 715-20-65-2) amends SFAS132 (revised 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits. The objectives of these disclosures are to provide users of financial statements with an understanding of how investment allocation decisions are made, including the factors that are pertinent to an understanding of investment policies and strategies. As well, it aims to provide information on the major categories of plan assets and the inputs and valuation techniques used to measure the fair value of plan assets. The Bank is required to adopt the standard effective November 1, 2009, for reporting on October 31, 2010. The Bank is in the process of assessing the impact of this standard on the Consolidated Financial Statements.

Fair Value Measurements
Update No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements (ASC 820-10-50) requires additional disclosures for assets and liabilities measured at fair value on a recurring and non-recurring basis. In addition to its current disclosures, the Bank is required to present the fair value hierarchy at a more granular level. In addition, more detailed disclosures are required for the valuation techniques and inputs used in determining the Level 2 and Level 3 fair values of each class of assets and liabilities. The Bank is required to adopt the standard effective November 1, 2009, for reporting on October 31, 2010. The Bank is in the process of assessing the impact of this standard on the Consolidated Financial Statements.

Accounting for Transfers of Financial Assets
SFAS No. 166, Accounting for Transfers of Financial Assets - an amendment of SFASB Statement No. 140 (SFAS 166/ASC 860-10), revises SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (SFAS 140/ASC 860), which establishes sale accounting criteria for transfers of financial assets. Among other things, SFAS 166 (ASC 860) amends SFAS 140 (ASC 860) to eliminate the concept of a QSPE. As a result, existing QSPEs will be subject to consolidation in accordance with the guidance provided in SFAS 167 (ASC 810-10). The Bank is required to adopt the standard effective from November 1, 2010. The Bank is in the process of assessing the impact of this standard on the Consolidated Financial Statements.

Consolidation of Variable Interest Entities (VIE)
SFAS 167 amends FIN 46(R) Consolidation of Variable Interest Entities (FIN 46R/ASC 810-10) by significantly changing the criteria by which an enterprise determines whether it must consolidate a VIE. SFAS 167 (ASC 810-10) amends FIN 46R (ASC 810-10) to require that a VIE be consolidated by the enterprise that has both the power to direct the activities that most significantly impact the VIE’s economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. SFAS 167(ASC 810-10) also requires that an enterprise continually reassess, based on current facts and circumstances, whether it should consolidate the VIEs with which it is involved. The Bank is required to adopt the standard effective November 1, 2010. The Bank is in the process of assessing the impact of this standard on the Consolidated Financial Statements.

Update No. 2010-10, Consolidation (Topic 810): Amendments for Certain Investment Funds (ASC 810-10-10) defers the effective date of SFAS 167 consolidation requirements for certain investment funds. This update does not defer the disclosure requirements of SFAS 167. The Bank is required to adopt the standard effective November 1, 2010. The Bank is in the process of assessing the impact of this standard on the Consolidated Financial Statements.

Share-Based Payment
Update No. 2010-13, Impact of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in which the Underlying Equity Security Trades (ASC 718-20) applies to entities that issue employee share-based payment awards with an exercise price denominated in the currency of a market that differs from the functional currency of the employer entity or payroll currency of the employee. Also, it affects entities that previously considered such awards to be liabilities because of their exercise price. It requires an entity to classify as equity an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trade, assuming all other criteria for equity classification are met. Furthermore, it requires a cumulative-effect adjustment to the opening balance of the entity’s retained earnings for all outstanding awards as of the beginning of the fiscal year in which the standard is initially applied. The Bank is required to adopt the standard effective May 1, 2011 for reporting on October 31, 2011. The Bank is in the process of assessing the impact of this standard on the Consolidated Financial Statements.

Investment Funds
Update No. 2010-15, Consideration of an Insurer’s Accounting for Majority-Owned Investments When Ownership is Through a Separate Account, applies to investment funds determined to be VIEs. An insurance entity should not be required to consolidate a voting interest investment fund when it holds the majority of the voting interests of the fund through its separate accounts or through a combination of its general and separate accounts. An insurance entity should not consider the interests held through separate accounts for the benefit of policyholders in the insurer’s evaluation of its economics in a VIE, unless the separate account contract holder is a related party. The Bank is required to adopt the standard effective May 1, 2011 for reporting on October 31, 2011. The Bank is in the process of assessing the impact of this standard on the Consolidated Financial Statements.